February 18, 2026

John Szczepanski
Chief Financial Officer and Principal Accounting Officer
The Children's Place, Inc.
500 Plaza Drive
Secaucus, NJ 07094

       Re: The Children's Place, Inc.
           Form 10-K for the Fifty-Two Weeks Ended February 1, 2025 File No. 000-23071
Dear John Szczepanski:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services